UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Costamare Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

Y1771G102
(CUSIP Number)

Konstantinos Konstantakopoulos
c/o Costamare Shipping Company S.A.
60 Zephyrou Street and Syngrou Avenue
 17564 Athens, Greece
+30 (210) 949 0050

Copy to:
Scott Bennett, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
212-474-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y1771G102	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Konstantinos Konstantakopoulos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,700,206

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
19,700,206

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,700,206[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Konstantinos Konstantakopoulos personally owns 9,696,438 shares. Mr. Konstantakopoulos also controls all 9,257,483 shares owned by Kent Maritime Investments S.A. and all 352,908 shares owned by Costamare Shipping Company S.A. Mr. Konstantakopoulos also controls half of the shares (393,377 shares) of Costamare Shipping Services Ltd.
2 The percent ownership is calculated based upon an aggregate of 91,439,431 shares outstanding.

CUSIP No.	Y1771G102	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kent Maritime Investments S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,257,483

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
9,257,483

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,257,483[3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.1%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3 Kent Maritime Investments S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 9,257,483 shares of common stock of Costamare Inc.
4 The percent ownership is calculated based upon an aggregate of 91,439,431 shares outstanding.

CUSIP No.	Y1771G102	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Costamare Shipping Company S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
352,908

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
352,908

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
352,908[5]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

5 Costamare Shipping Company S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 352,908 shares of common stock of Costamare Inc.
6 The percent ownership is calculated based upon an aggregate of 91,439,431 shares outstanding.

CUSIP No.	Y1771G102	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Costamare Shipping Services Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
786,755

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
786,755

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
786,755[7]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%[8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

7 Konstantinos Konstantakopoulos owns 50% of the outstanding equity of Costamare Shipping Services Ltd., resulting in his indirect ownership of half of the stock (393,377 shares) owned by Costamare Shipping Services Ltd.
8 The percent ownership is calculated based upon an aggregate of 91,439,431 shares outstanding.

Item 1.		Security and Issuer

	(a)	Title of Class of Securities:

Common Stock, $0.0001 Par Value (the “Common Stock”)

	(b)	Name of Issuer:

Costamare Inc. (the “Issuer”)

	(c)	Address of Issuer’s Principal Executive Offices:

7 Rue du Gabian
MC98000 Monaco

Item 2.		Identity and Background

	(a)	Name of Persons Filing:

This Schedule 13D is being filed on behalf of Konstantinos Konstantakopoulos, Kent Maritime Investments S.A., Costamare Shipping Company S.A. and Costamare Shipping Services Ltd.  (each a “Reporting Person” and collectively the “Reporting Persons”).

	(b)	Address of Principal Business Office or, if none, Residence for each of the reporting persons:

The principal business office of each Reporting Person is:
c/o Costamare Shipping Company S.A.
60 Zephyrou Street and Syngrou Avenue, 17564 Athens, Greece

	(c)	Occupation and Principal Business:

Mr. Konstantakopoulos is the Chief Executive Officer and Chairman of the board of directors of Costamare Inc.

Costamare Inc. is an international owner of containerships, and its principal business office is located at 7 Rue du Gabian, MC98000 Monaco.

Kent Maritime Investments S.A. is a holding company.

Costamare Shipping Company S.A. is a ship management company.

Costamare Shipping Services Ltd. provides representation, brokerage and other services to ship owners and their vessels.

	(d)	Criminal convictions:

None of the Reporting Persons or directors, officers or other control persons of a Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	Civil proceedings:

None of the Reporting Persons or directors, officers or other control persons of a Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Konstantinos Konstantakopoulos is a citizen of Greece.

Kent Maritime Investments S.A. is a Marshall Islands corporation.

Costamare Shipping Company S.A. is a Panamanian corporation.

Costamare Shipping Services Ltd. is Marshall Islands corporation.

Item 3.	Source and Amount of Funds or Other Consideration:

Konstantinos Konstantakopoulos

Konstantinos Konstantakopoulos acquired Common Stock through participation in the Issuer’s Dividend Reinvestment Plan (the “DRIP”). The DRIP offers holders of the Common Stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in the Common Stock. Konstantinos Konstantakopoulos elected to reinvest in full his cash dividends, receiving 294,657 shares of Common Stock at a price of $8.9315 per share on August 17, 2016, 148,816 shares of Common Stock at a price of $6.2961 per share on November 4, 2016 and 178,050 shares of Common Stock at a price of $5.3459 on February 6, 2017.

Kent Maritime Investments S.A.

On December 5, 2016, Kent Maritime Investments S.A. acquired 1,666,666 shares of Common Stock at a price of $6.00 per share in a follow-on public equity offering using personal funds of Mr. Konstantakopoulos.

Kent Maritime Investments S.A. also acquired Common Stock through participation in the DRIP. Kent Maritime Investments S.A. elected to reinvest in full its cash dividends, receiving 229,723 shares of Common Stock at a price of $8.9315 per share on August 17, 2016, 116,021 shares of Common Stock at a price of $6.2961 per share on November 4, 2016 and 169,990 shares of Common Stock at a price of $5.3459 on February 6, 2017.

Costamare Shipping Company S.A.

Costamare Shipping Company S.A. acquired Common Stock through participation in the DRIP. Costamare Shipping Company S.A. elected to reinvest in full its cash dividends, receiving 11,658 shares of Common Stock at a price of $8.9315 per share on August 17, 2016, 5,650 shares of Common Stock at a price of $6.2961 per share on November 4, 2016 and 6,480 shares of Common Stock at a price of $5.3459 on February 6, 2017.

Costamare Shipping Company S.A. disposed of 14,960 shares of Common Stock on each of March 31, 2016, June 30, 2016, October 3, 2016 and December 30, 2016 (totaling 59,840 shares) for no consideration pursuant to a private share transfer.

Costamare Shipping Services Ltd.

Costamare Shipping Services Ltd. acquired Common Stock through participation in the DRIP. Costamare Shipping Services Ltd. elected to reinvest in full its cash dividends, receiving 14,572 shares of Common Stock at a price of $8.9315 per share on August 17, 2016, 9,736 shares of Common Stock at a price of $6.2961 per share on November 4, 2016 and 14,447 shares of Common Stock at a price of $5.3459 on February 6, 2017.

Costamare Shipping Services Ltd. also received 149,600 shares of Common Stock on each of March 30, 2016, June 30, 2016, September 30, 2016 and December 30, 2016 (totaling 598,400 shares) pursuant to a service agreement with the Issuer’s vessel-owning subsidiaries in exchange for services provided to them.

Item 4.	Purpose of Transaction:

Mr. Konstantakopoulos is the direct and indirect owner of the Common Stock identified on the cover pages to this Schedule 13D. Mr. Konstantakopoulos acquired the Common Stock for investment purposes. Mr. Konstantakopoulos intends to participate in and influence the affairs of the Issuer through his position as a board member and as an executive officer of the Issuer, as well as through the voting of his shares of Common Stock.

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations, investment considerations and/or other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer, including through one or more open market purchases or private transactions. The timing and amount of such acquisitions or dispositions will depend on the conditions and considerations described in the preceding sentence and may be entered into pursuant to a Rule 10b5-1 plan. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (subject to any applicable restrictions under law or other contracts) to at any time or from time to time (A) purchase or otherwise acquire additional shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise; (B) sell, transfer or otherwise dispose of Issuer securities in public or private transactions; and/or (C) encourage (including, without limitation, through Mr. Konstantakopoulos’ position on the Board and/or communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts, and other investment and financing professionals) the Issuer to consider or explore the following: (i) sales or acquisitions of assets or businesses or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing); (ii) changes to the Issuer’s capitalization or dividend policy; (iii) changes to the present Board, including changes to the number or term of Board members or filling existing vacancies on the Board; (iv) changes to the Issuer’s By-laws; and (v) other changes to the Issuer’s business or structure.

Item 5.	Interest in Securities of the Issuer:

	(a)	See items 11 and 13 on the cover pages to this Schedule 13D for the aggregate number and percentage of the class of securities identified pursuant to Item 1 owned by each Reporting Person.

	(b)	Number of shares as to which each Reporting Person has:

		i.	Sole power to vote or to direct the vote: See item 7 on cover pages to this Schedule 13D.

		ii.	Shared power to vote or to direct the vote: See item 8 on cover pages to this Schedule 13D.

		iii.	Sole power to dispose or direct the disposition: See item 9 on cover pages to this Schedule 13D.

		iv.	Shared power to dispose or direct the disposition: See item 10 on cover pages to this Schedule 13D.

	(c)	The information provided in Item 3 is hereby incorporated by reference herein.

	(d)	Not applicable.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

On March 14, 2017, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. This summary of the Joint Filing Agreement is qualified in its entirety by reference to the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Except for the Joint Filing Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits:

Exhibit 1 - Joint Filing Agreement dated as of March 14, 2017 among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2017

By:	/s/ Konstantinos Konstantakopoulos
Name: Konstantinos Konstantakopoulos

KENT MARITIME INVESTMENTS S.A.

By:	/s/ Konstantinos Konstantakopoulos
Name: Konstantinos Konstantakopoulos

Costamare Shipping Company S.A.

By:	/s/ Konstantinos Konstantakopoulos
Name: Konstantinos Konstantakopoulos

Costamare Shipping SERVICES LTD.

By:	/s/ Diamantis Manos
Name: Diamantis Manos